UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9/C
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
Rio Tinto plc
Rio Tinto Limited
(Name of Subject Company)
Rio Tinto plc
Rio Tinto Limited
(Name of Person(s) Filing Statement)
Ordinary Shares of Rio Tinto plc
American Depositary Shares, each representing four Ordinary Shares of Rio Tinto plc
Ordinary Shares of Rio Tinto Limited
(Title of Class of Securities)
Ordinary Shares of Rio Tinto plc (ISIN GB 0007188757)
American Depositary Shares of Rio Tinto plc (CUSIP US767204100)
Ordinary Shares of Rio Tinto Limited (ISIN AU000000RIO1)

(CUSIP Number of Class of Securities)
Ben Mathews
Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
Tel: 011 44 20 7930 2399
Copy to:
Thomas B. Shropshire, Jr.
Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom
Tel: 011 44 20 7456 2000
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications
On Behalf of the Person(s) Filing Statement)
☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

EXHIBIT INDEX
EX-99.1: EXCERPT FROM INTERVIEW WITH TOM ALBANESE

ITEM 9. EXHIBITS.

Exhibit	Description
99.1	Excerpt from an interview with Tom Albanese, CEO of Rio Tinto, in The Times of London, published on the Rio Tinto website on September 9, 2008.

EXHIBIT INDEX

Exhibit	Description
99.1	Excerpt from an interview with Tom Albanese, CEO of Rio Tinto, in The Times of London, published on the Rio Tinto website on September 9, 2008.